Exhibit 21

List of Subsidiaries

1.	Wiscon Holdings Limited., a Hong Kong company

2.	Tongchuan Suoke Clean Energy Co., Ltd., a PRC company

3.	Shaanxi Suo’and New Energy Enterprise Co., Ltd. a PRC company

4.	Shenyang Suo’ang Energy Co., Ltd., a PRC company